                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.         )*




                          Comdata Holdings Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)



                          Common Stock $.01 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  200321 20 6
                     -----------------------------------
                                (CUSIP Number)


                      Scott D. Sullivan, WorldCom, Inc.,
                 515 East Amite Street, Jackson, MS 39201-2702
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)



                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 200321 20 6                                      PAGE 2 OF   PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      WorldCom, Inc./58-1521612
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      WC
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Georgia
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     1,292,640
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,292,640
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,292,640
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      7.7%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         Title and class of equity securities:
                 Common Stock, $.01 par value
         Name and address of issuer of equity securities:
                 Comdata Holdings Corporation
                 5301 Maryland Way
                 Brentwood, Tennessee 37027


ITEM 2.  IDENTITY AND BACKGROUND.

                 (a) Name of Person Filing: WorldCom, Inc. (F/K/A LDDS
                     Communications, Inc.)
                 (b) Residence or business address:
                          515 East Amite Street
                          Jackson, Mississippi 39201-2702
                 (c) Principal business: Long distance telecommunications
                 (d) Criminal proceedings specified in Item 2(d) of
                     Schedule 13D during last five years: none
                 (e) Civil proceedings specified in Item 2(e) of Schedule 13D during last five years: none
                 (f) Citizenship: a Georgia corporation

                 See Attachment A for certain information related to certain executive officers and directors of the Company. To the best of WorldCom, Inc.'s knowledge, the executive officers and directors of WorldCom, Inc. do not beneficially own any shares of the Issuer's Common Stock and have not been subject to any criminal or civil proceedings specified in Item 2(d) or 2(e) of Schedule 13D. In the event that WorldCom, Inc. becomes aware that any such individuals are holders of the Issuer's Common Stock or have been subject to any such proceedings, an amendment will be filed.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 On September 6, 1991, Advanced Telecommunications Corporation ("ATC") paid $7.5 million for 280,000 shares of Series A Preferred Stock of the Issuer. On October 2, 1991, ATC paid $7.5 million for an additional 280,000 shares of Series A Preferred Stock. On December 29, 1992, ATC paid $750,000 for 7,500 shares of Series C Preferred Stock. Funds used to purchase these shares were obtained from working capital of ATC. In December 1992, a predecessor of WorldCom, Inc. acquired ATC in a transaction accounted for as a pooling-of-interests and subsequent to that date the legal existence of ATC was merged into a predecessor of WorldCom, Inc.

                 Dividends on the Series A Preferred Stock accrued at the rate of 8.5% of the outstanding liquidation value of such shares until a recapitalization in December 1992, at which time the shares of Series C Preferred Stock were acquired. Upon completion of such recapitalization, dividends on the Series A shares accrued at a rate of 12.5% of the outstanding liquidation value, and were payable in cash or additional Series A shares. The Issuer paid such dividends in additional Series A shares from December 1992 until June 1994. Prior to December 1992, dividends on Series A shares were paid in common stock of the Issuer. In September 1994, WorldCom, Inc. and the Issuer agreed to eliminate future dividends on the Series A shares after June 15, 1994. The Series A shares were convertible into the Issuer's common stock at a price of $10.74 per share, subject to adjustment.
         In December 1994, WorldCom, Inc. elected to convert all of the Series A shares, having a liquidation value of $17,173,000, into 1,601,918 shares of Common Stock.

                 Dividends on the Series C shares accrue at a rate of 12.25% of the outstanding liquidation value, and are payable in cash as declared by the Board of Directors. Dividends on the Series C shares not paid in cash accumulate, and increase the liquidation value of the outstanding shares upon which such dividends are calculated. As of March 29, 1995, the liquidation value of the Series C shares held by WorldCom, Inc. was $983,500. The Series C shares are convertible into the Issuer's Common Stock at a price of $6.00 per share, subject to adjustment if new common shares are issued at prices below either the existing conversion price or the market price of the Common Stock, as defined. The Issuer may elect to force conversion of such Series C shares at the conversion rate if the Issuer's Common Stock reaches a volume-weighted average trading price, as defined, greater than $19.50 per share, or the Issuer completes a placement of Common Stock that meets certain requirements. There are no mandatory redemption provisions.

                 The holders of Preferred Stock are entitled to vote together with holders of Common Stock as a single class on issues presented to a vote of the Issuer's stockholders on an as-if-converted basis.

ITEM 4.  PURPOSE OF TRANSACTION.

         WorldCom, Inc. is a major supplier of domestic and international long distance telecommunications services to the Issuer. The acquisitions of the Series A and Series C preferred shares were made for investment purposes and not with a view to changing or influencing control of the Issuer.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) 1,292,642 shares of Common Stock beneficially owned by WorldCom, Inc. (including 163,910 shares issuable upon conversion of Series C Preferred Stock) or 7.7% of that class, based on 16,649,167 shares of Common Stock reported by the Issuer as outstanding as of May 5, 1995.

         (b) Number of shares as to which such person has:
                 (i) sole voting power: 1,292,640
                 (ii) shared voting power:  -0-
                 (iii) sole dispositive power: 1,292,640
                 (iv) shared dispositive power:  -0-

         (c) Transactions in the class during past 60 days:

                 On June 21, 1995, WorldCom, Inc. sold 600,000 shares of Common Stock at a price of $14.0625 per share in an open market transaction.

                 See Item 3 for a description of payment of stock dividends on and subsequent conversion of the Series A Preferred Stock, and the accumulation of dividends with respect to the Series C Preferred Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Items 3, 4 and 5 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 1. Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.6 to the Issuer's Annual Report on Form 10-K for fiscal year 1991 (SEC File No. 0-16151)).

                 2. Form of Amended and Restated Certificate of Designations, Preferences and Rights of Series A, Series B and Series C Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit
         3.10 to the Issuer's Registration Statement No. 33-52018).

                 3. Certificate of Amendment to Certificate of Designations, Preferences and Rights of Preferred Stock of the Issuer filed with the Secretary of State of Delaware on December 29, 1994 (incorporated by reference to the Issuer's Annual Report on Form 10-K for fiscal year 1994 (SEC File No. 0-16151)).

                 4. Preferred Stock Purchase Agreement, dated as of September 6, 1991 between the Issuer and ATC (incorporated by reference to Exhibit 1 to the Issuer's Current Report on Form 8-K filed November 1, 1991 (SEC File No. 0-16151)).

                 5. Registration Rights Agreement, dated as of September 6, 1991, between the Issuer and ATC (incorporated by reference to Exhibit 2 to the Issuer's Current Report on Form 8-K filed November 1, 1991 (SEC File No. 0-16151)).

                 6. Preferred Stock Purchase Agreement, dated as of December 29, 1992, among the Issuer and the Purchasers listed on Schedule I thereto (incorporated by reference to Exhibit 2 to the Issuer's Current Report on Form 8-K filed January 13, 1993 (SEC File No. 0-16151)).

                 7. Registration Rights Agreement, dated as of December 29, 1992, among the Issuer and each of the persons named on Annex A thereto (incorporated by reference to Exhibit 4 to the Issuer's Current Report on Form 8-K filed January 13, 1993 (SEC File No. 0-16151)).

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        June 26, 1995
                                        -------------------------------------
                                        (Date)


                                        /s/ Scott D. Sullivan
                                        -------------------------------------
                                        (Signature)


                                        Scott D. Sullivan
                                        -------------------------------------
                                        Treasurer and Chief Financial Officer

                                                                    ATTACHMENT A

Set forth below is the name, position with WorldCom, Inc., business address and principal business of the executive officers and directors of WorldCom, Inc. All such persons are United States citizens.:

  NAME AND POSITION             BUSINESS ADDRESS                    PRINCIPAL BUSINESS
 Carl J. Aycock,            123 S. Railroad Avenue           Manager of private portfolio
 Director                   Brookhaven, Mississippi 39601

 Max E. Bobbitt,            650 S. Shackleford, Suite 125    Consultant
 Director                   Little Rock, Arkansas 72211

 Charles T. Cannada,        515 East Amite Street            Senior Vice President -
 Executive Officer          Jackson, Mississippi 39201       WorldCom, Inc.

 Bernard J. Ebbers,         515 East Amite Street            President and Chief Executive Officer -
 Executive Officer          Jackson, Mississippi 39201       WorldCom, Inc.
 and Director

 Francesco Galesi,          435 East 52nd Street             Chairman and Chief Executive Officer of The Galesi
 Director                   New York, New York 10022         Group, which includes companies engaged in
                                                             distribution, manufacturing, real estate and
                                                             telecommunications

 Stiles A. Kellett, Jr.,    200 Galleria Parkway,            Chairman of Convalescent Services, Inc., a long-term
 Director                   Suite 1800                       health company
                            Atlanta, Georgia 30339

 Silvia Kessel,             215 East 67th Street             President of Kluge & Company, a division of
 Director                   New York, New York 10021         Metromedia Company, which is a diversified, privately
                                                             held investment partnership and management company
                                                             engaged in a variety of businesses in the high
                                                             technology, telecommunications, computerized
                                                             painting, automotive parts and the food services and
                                                             hospitality industries

 John W. Kluge              215 East 67th Street             Chairman of the Board of WorldCom, Inc.;
 Director                   New York, New York 10021         Chairman and President of Metromedia Company

 Gregory A. LeVert,         515 East Amite Street            President, Communication Services - WorldCom, Inc.
 Executive Officer          Jackson, Mississippi 39201
 and Director

 John A. Porter,            One Sarasota Tower, Suite 1200   Vice Chairman of the Board of WorldCom, Inc.;
 Director                   2 N. Tamiami Trail               Chairman of the Board of Phillips & Brooks/Gladwin,
                            Sarasota, Florida 34236          Inc., a manufacturer of pay telephone enclosures and
                                                             equipment

 Stuart Subotnick,          215 East 67th Street             Executive Vice President of Metromedia Company
 Director                   New York, New York 10021

 Scott D. Sullivan,         515 East Amite Street            Chief Financial Officer and Treasurer - WorldCom,
 Executive Officer          Jackson, Mississippi 39201       Inc.

 Lawrence C. Tucker,        59 Wall Street                   General Partner of Brown Brothers Harriman & Co., a
 Director                   New York, New York 10005         private banking firm

 Roy A. Wilkens,            One Williams Center              President and Chief Executive Officer WilTel, a
 Executive Officer          Tulsa, Oklahoma 74172            division of WorldCom, Inc.
 and Director